SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30584; 812-14009]

Charles Schwab Investment Management, Inc., et al.; Notice of Application

June 27, 2013

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Charles Schwab Investment Management, Inc. ("CSIM"), the Schwab Strategic Trust (the "Trust"), and SEI Investments Distribution Co. (the "Distributor").

Summary of Application: Applicants request an order that permits: (a) actively-managed series of the Trusts to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares; and (f) certain series to perform creations and redemptions of Shares in-kind in a master-feeder structure.

Filing Dates: The application was filed on February 27, 2012, and amended on August 8,

2012, January 25, 2013, and June 21, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 22,

2013, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549. Applicants, David J. Lekich, Esq., Charles Schwab

Investment Management, Inc., 211 Main Street, SF211-05-491, San Francisco, CA 94105.

For Further Information Contact: Mark N. Zaruba, Senior Counsel, at (202) 551-6878 or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number,

or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company under the Act and is organized as a Delaware statutory trust. The Trust will offer Funds (as defined below), each of which will have distinct investment strategies and will attempt to achieve its investment objective by utilizing an active management strategy based on investments in equity and debt securities, including shares of other investment companies. Initially, the requested order will apply to a new series of the Trust (the "New Fund") that will seek a high level of current income consistent with preservation of capital and daily liquidity by investing at least 90% of its assets in a portfolio of investment grade short-term fixed income securities issued by U.S. and foreign issuers and other short-term investments.

2.   CSIM, a Delaware corporation, is, and any other Adviser (as defined below) will be, registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Subject to approval of the Trust's Board (as defined below), an Adviser will be the investment adviser to each Fund. The Adviser may enter into sub-advisory agreements with one or more investment advisers to serve as a subadviser to a Fund (each a "Sub-Adviser"). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act. SEI Investments Distribution Co., a Pennsylvania corporation, is registered as a broker-dealer ("Broker") under the Securities Exchange Act of 1934 (the "Exchange Act"). A Distributor will serve as the principal underwriter and distributor for each of the Funds. [1]

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[1] For purposes of the requested order, the term "Distributor" shall include any other entity that acts as the distributor and principal underwriter of the Creation Units of Shares of the Funds in the future and complies with the terms and conditions of the application. Any future Distributor will be a Broker registered under the Exchange Act.

3.   Applicants request that the order apply to the New Fund as well as to additional series of the Trust or to any other open-end investment company or series thereof that may be created in the future that, in each case, (a) is an actively managed exchange-traded fund ("ETF"), (b) is advised by CSIM or an entity controlling, controlled by, or under common control with CSIM (each such entity, an "Adviser") and (c) complies with the terms and conditions of the application (individually a "Fund," and collectively, the "Funds").[2] The Funds, or their respective Master Funds, may invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets. Funds that invest in foreign equity securities or foreign fixed income securities, either directly or through a Master Fund, are "Foreign Funds." The Funds, either directly or through a Master Fund, may also invest in "Depositary Receipts"[3] and may engage in TBA Transactions (defined below). To implement each Fund's investment strategy, the Adviser and/or Subadvisers of a Fund may review and change the portfolio securities, other assets, and other positions held by the Fund (the "Portfolio Instruments") daily.[4]

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[2] All entities that currently intend to rely on the order are named as applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the application.

[3] Depositary Receipts are typically issued by a financial institution (a "Depositary") and evidence ownership in a security or pool of securities that have been deposited with the Depositary. A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants or any Sub-Adviser will serve as the Depositary for any Depositary Receipts held by a Fund (or its respective Master Fund).

[4] If a Fund (or its respective Master Fund) invests in derivatives, then (a) the Fund's board of trustees or directors (for any entity, the "Board") will periodically review and approve the Fund's (or its respective Master Fund's) use of derivatives and how the Fund's investment adviser assesses and manages risk with respect to the Fund's (or its respective Master Fund's) use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

4.   Applicants also request that any exemption under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) apply to: (i) any Fund; (ii) any Fund of Funds (as defined below); and (iii) any Brokers selling Shares of a Fund to a Fund of Funds or any principal underwriter of a Fund.[5] A management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and that acquires Shares of a Fund in excess of the limits of section 12(d)(1)(A) of the Act is referred to as an "Investing Management Company" or an "Investing Trust," respectively, and the Investing Management Companies and Investing Trusts are referred to collectively as "Funds of Funds."[6]

5.   A Fund may operate as a feeder fund in a master-feeder structure ("Feeder Fund"). Applicants request that the order permit a Feeder Fund to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund ("Master Fund") beyond the limitations in section 12(d)(1)(A) of the Act and permit the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in section 12(d)(1)(B) of the Act ("Master-Feeder Relief"). Applicants may structure certain Feeder Funds to generate economies of scale and incur lower overhead

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[5] Any future principal underwriter of a Fund will be a Broker registered under the Exchange Act and will comply with the terms and conditions of the application.

[6] A Fund of Funds may rely on the order only to invest in the Funds and not in any other registered investment company. In no case will a Fund that invests in other investment companies and/or ETFs rely on the exemption from section 12(d)(1) being requested in the application.

costs.[7] There would be no ability by Fund shareholders to exchange Shares of Feeder Funds

for shares of another feeder series of the Master Fund.

6.   A Creation Unit will consist of at least 25,000 Shares and applicants expect

that the trading price of a Share will range from $20 to $100. All orders to purchase Creation

Units must be placed with the Distributor by or through an "Authorized Participant," which

is either (a) a Broker or other participant in the Continuous Net Settlement System of the

National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the

Commission, or (b) a participant in the Depository Trust Company ("DTC," and such

participant a "DTC Participant"), which, in either case, has executed an agreement with the

Distributor with respect to the purchase and redemption of Creation Units.

7.   Shares will be purchased and redeemed in Creation Units and generally on an

in-kind basis. Except where the purchase or redemption will include cash under the limited

circumstances specified below, purchasers will be required to purchase Creation Units by

making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders

redeeming their Shares will receive an in-kind transfer of specified instruments

("Redemption Instruments").[8] On any given Business Day[9] the names and quantities of the

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[7] Operating in a master-feeder structure could also impose costs on a Feeder Fund and reduce its tax efficiency.
The Feeder Fund's Board will consider any such potential disadvantages against the benefits of economies of
scale and other benefits of operating within a master-feeder structure. In a master-feeder structure, the Master
Fund - rather than the Feeder Fund - would generally invest its portfolio in compliance with the requested order.
[8]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying
redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments
are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities
Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are
restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply
with the conditions of Rule 144A.

[9] Each Fund will sell and redeem Creation Units on any day that the Fund is open, including as required by
section 22(e) of the Act (each, a "Business Day").

instruments that constitute the Deposit Instruments and the names and quantities of the

instruments that constitute the Redemption Instruments will be identical, and these

instruments may be referred to, in the case of either a purchase or a redemption, as the

"Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions

in a Fund's (or its respective Master Fund's) portfolio (including cash positions),[10] except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds

beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences

when rounding is necessary to eliminate fractional shares or lots that are not tradeable round

lots;[11] or (c) TBA Transactions,[12] short positions or other positions that cannot be transferred

in kind[13] will be excluded from the Creation Basket.[14] If there is a difference between the

NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket

exchanged for the Creation Unit, the party conveying instruments with the lower value will

also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

       8.   Purchases and redemptions of Creation Units may be made in whole or in part

on a cash basis, rather than in kind, solely under the following circumstances: (a) to the

extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a

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[10] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's net asset value ("NAV") for that Business Day.

[11] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[12] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[13] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[14] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

Fund announces before the open of trading that all purchases, all redemptions or all

purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a

purchase or redemption order from an Authorized Participant, a Fund determines to require

the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given

Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares

on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit

Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are

not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds,

such instruments are not eligible for trading due to local trading restrictions, local restrictions

on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized

Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit

Instruments or Redemption Instruments, respectively, solely because: (i) such instruments

are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii)

such instruments are not eligible for trading by an Authorized Participant or the investor on

whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign

Fund would be subject to unfavorable income tax treatment if the holder receives redemption

proceeds in kind.[15]

      9.   Each Business Day, before the open of trading on a national securities

exchange, as defined in section 2(a)(26) of the Act (a "Listing Exchange"), on which Shares

are listed and traded, each Fund will cause to be published through the NSCC the names and

quantities of the instruments comprising the Creation Basket, as well as the estimated

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[15] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. For each Fund, the relevant Listing Exchange will disseminate every 15 seconds throughout the trading day an amount representing, on a per Share basis, the current value of the Portfolio Instruments held by the Fund.

10.   An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee (the "Transaction Fee") to defray transaction expenses as well as prevent possible shareholder dilution.[16] With respect to Feeder Funds, the Transaction Fee would be paid indirectly to the Master Fund.[17] All orders to purchase Creation Units must be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit such orders to the Funds. The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

11.   Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded at negotiated prices on a Listing Exchange and it is expected that the relevant Listing Exchange will designate one or

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[16] Where a Fund permits a purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the costs of purchasing those Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[17] Applicants are not requesting relief from section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund's shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions of 200,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 200,000 or more shares.

more member firms to maintain a market for the Shares.[18] The price of Shares trading on a Listing Exchange will be based on a current bid-offer in the secondary market. Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges.

12.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[19] Applicants believe that the structure and operation of the Funds will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to a Fund's NAV.

13.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As discussed above, redemptions of Creation Units will generally be made on an in-kind basis, subject to certain specified exceptions under which redemptions may be made in whole or in part on a cash basis, and may be subject to a Transaction Fee.

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[18] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Listing Exchange (including NYSE Arca, Inc.), one or more member firms of that Listing Exchange will act as market maker (a "Market Maker") and maintain a market for Shares trading on that Listing Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq stipulate that at least two Market Makers must be registered in Shares to maintain a listing. Registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares.

[19] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

14.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or mutual fund. Instead, each Fund will be marketed as an "exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on a Listing Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to the Fund in Creation Units only.

15.   The Trust's website ("Website"), which will be publicly available prior to the offering of Shares, will include each Fund's prospectus ("Prospectus"), statement of additional information ("SAI"), and summary prospectus, if used. The Website will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV. On each Business Day, prior to the commencement of trading in Shares on the Listing Exchange, each Fund shall post on the Website the identities and quantities of the Portfolio Instruments held by the Fund[20] that will form the basis for the calculation of the NAV at the end of that Business Day.[21]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under

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[20] Feeder Funds will disclose information about the securities and other assets held by the Master Fund.

[21] Under accounting procedures followed by each Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections

17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections

12(d)(1)(A) and (B) of the Act.

      2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision

of the Act, if and to the extent that such exemption is necessary or appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the

policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to

exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the

terms of the transaction, including the consideration to be paid or received, are reasonable

and fair and do not involve overreaching on the part of any person concerned, and the

proposed transaction is consistent with the policies of the registered investment company and

the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of

persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is

consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

      3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of

which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any

security, other than short-term paper, under the terms of which the holder, upon its

presentation to the issuer, is entitled to receive approximately a proportionate share of the

issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust and each Fund to redeem

Shares in Creation Units only.[22] Applicants state that investors may purchase Shares in

Creation Units from each Fund and that Creation Units will always be redeemable in

accordance with the provisions of the Act. Applicants further state that because the market

price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell

Shares in the secondary market at prices that do not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security that is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming, or repurchasing a

redeemable security do so only at a price based on its NAV. Applicants state that secondary

market trading in Shares will take place at negotiated prices, not at a current offering price

described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of

Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1

under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of

the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the

proposed method of pricing Shares. Applicants maintain that, while there is little legislative

history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have

been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal

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[22] The Master Funds will not require relief from sections 2(a)(32) and 5(a)(1) because the Master Funds will operate as traditional mutual funds and issue individually redeemable securities.

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the difference between the market price of Shares and their NAV remains narrow.

<u>Section 22(e) of the Act</u>

7.   Section 22(e) generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Instruments in which those Funds invest. Applicants have been advised that, under certain circumstances,

the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Foreign Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit.[23]

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days, up to a maximum of fourteen calendar days, will be needed to deliver redemption proceeds and will list such holidays. Applicants are not seeking relief from section 22(e) for Foreign Funds that do not effect redemptions of Creation Units in-kind.

9.   With respect to Feeder Funds, only in-kind redemptions may proceed on a delayed basis pursuant to the relief requested from section 22(e). In the event of such an in-kind redemption, the Feeder Fund would make a corresponding redemption from the Master

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[23] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.[24]

Section 12(d)(1) of the Act

10.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11.   Applicants request relief to permit Funds of Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Broker to sell Shares to Funds of Funds in excess of the limits in section 12(d)(l)(B) of the Act.

12.   Applicants assert that the proposed transactions will not lead to any of the abuses that section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section

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[24] The requested exemption from section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

13.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. To limit the control that a Fund of Funds may have over a Fund, applicants propose a condition prohibiting the adviser of an Investing Management Company ("Fund of Funds' Adviser"), sponsor of an Investing Trust ("Sponsor"), any person controlling, controlled by, or under common control with the Fund of Funds' Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds' Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds' Adviser or Sponsor ("Fund of Funds' Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any sub-adviser to a Fund of Funds ("Fund of Funds' Sub-Adviser"), any person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds' Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser ("Fund of Funds' Sub-Advisory Group").

14.   Applicants propose a condition to ensure that no Fund of Funds or Fund of Funds' Affiliate[25] (except to the extent it is acting in its capacity as an investment adviser to a

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[25] A "Fund of Funds' Affiliate" is any Fund of Funds' Adviser, Fund of Funds' Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is the Adviser, Sub-Adviser, promoter, or principal

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Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds' Adviser, Fund of Funds' Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds' Adviser, Fund of Funds' Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the Board of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act (for any Board, the "Independent Board Members"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund (or its respective Master Fund) in which the Investing Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[26]

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underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

[26] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

16.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund (or its respective Master Fund) will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief.

17.   To ensure that a Fund of Funds is aware of the terms and conditions of the requested order, the Funds of Funds must enter into an agreement with the respective Funds ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgement from the Fund of Funds that it may rely on the order only to invest in the Funds and not in any other investment company.

18.   Applicants also are seeking the Master-Feeder Relief to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. Applicants assert that this structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in section 12(d)(1)(E) of the Act. Section 12(d)(1)(E) provides that the percentage limitations of section 12(d)(1)(A) and (B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the investing investment company (in this case, the Feeder Fund). Applicants believe the proposed master-feeder structure complies with section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master

Fund if a Feeder Fund accepts an in-kind creation. To the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, applicants request relief from section 12(d)(1)(A) and (B). The Feeder Funds would operate in compliance with all other provisions of section 12(d)(1)(E).

Section 17(a) of the Act

19.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("Second Tier Affiliates"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

20.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second Tier

Affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the transactions that would accompany such sales and redemptions with, any Fund of Funds of which the Fund is an affiliated person or Second Tier Affiliate.[27]

21.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons or Second Tier Affiliates from acquiring or redeeming Creation Units through in-kind transactions. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemptions Instruments will be valued in the same manner as the Portfolio Instruments held by the relevant Fund. Applicants thus believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

22.   Applicants also submit that the sale of Shares to and redemption of Shares from a Fund of Funds satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Creation

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[27] Applicants anticipate that most Fund of Funds will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to a Fund of Funds and redemptions of those Shares in Creation Units. The requested relief is intended to cover transactions that would accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because an investment adviser to the Funds is also an investment adviser to the Fund of Funds.

Units directly from a Fund will be based on the NAV of the Fund.[28] The FOF Participation

Agreement will require any Fund of Funds that purchases Creation Units directly from a

Fund to represent that the purchase will be in compliance with its investment restrictions and

consistent with the investment policies set forth in its registration statement. Applicants also

state that the proposed transactions are consistent with the general purposes of the Act and

appropriate in the public interest.

   23. To the extent that a Fund operates in a master-feeder structure, applicants also

request relief permitting the Feeder Funds to engage in in-kind creations and redemptions

with the applicable Master Fund. Applicants state that the customary section 17(a)(1) and

17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds

and the applicable Master Fund could also be affiliated by virtue of having the same

investment adviser. However, applicants believe that in-kind creations and redemptions

between a Feeder Fund and a Master Fund advised by the same investment adviser do not

involve "overreaching" by an affiliated person. Such transactions will occur only at the

Feeder Fund's proportionate share of the Master Fund's net assets, and the distributed

securities will be valued in the same manner as they are valued for the purposes of

calculating the applicable Master Fund's NAV. Further, all such transactions will be effected

with respect to pre-determined securities and on the same terms with respect to all investors.

Finally, such transaction would only occur as a result of, and to effectuate, a creation or

redemption transaction between the Feeder Fund and a third-party investor. Applicants

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[28] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

believe that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and that the transactions are consistent with the general purposes of the Act.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   Actively Managed Exchange-Traded Fund Relief

1.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

2.   As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on a Listing Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from the Fund and tender Shares for redemption to the Fund in Creation Units only.

4.   The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.   No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the

Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   On each Business Day, before the commencement of trading in Shares on the Fund's Listing Exchange, the Fund (or its respective Master Fund) will disclose on the Website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis of the Fund's calculation of NAV at the end of the Business Day.

B.   Section 12(d)(1) Relief

1.   The members of the Fund of Funds' Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. The members of the Fund of Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds' Advisory Group or the Fund of Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its voting securities of the Fund in the same proportion as the vote of all other holders of the Fund's voting securities. This condition does not apply to the Fund of Funds' Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Fund of Funds' Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds' Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Fund of Funds or a Fund of Funds' Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or

transactions between the Fund of Funds or a Fund of Funds' Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.   The Board of an Investing Management Company, including a majority of the Independent Board Members, will adopt procedures reasonably designed to ensure that the Fund of Funds' Adviser and any Fund of Funds' Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds' Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Fund (or its respective Master Fund), including a majority of the Independent Board Members, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Fund of Funds or a Fund of Funds' Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Fund of Funds' Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) pursuant to rule 12b-l under the Act) received from a Fund (or its respective Master Fund) by the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds' Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds' Sub-Adviser will waive fees otherwise payable to the Fund of Funds' Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Fund of Funds' Sub-Adviser, or an affiliated person of the Fund of Funds' Sub-Adviser, other than any advisory fees paid to the Fund of Funds' Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds' Sub-Adviser. In the event that the Fund of Funds' Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Fund of Funds or Fund of Funds' Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7. The Board of the Fund (or its respective Master Fund), including a majority of the Independent Board Members, will adopt procedures reasonably designed to monitor any

purchases of securities by the Fund (or its respective Master Fund) in an Affiliated

Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds

the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an

Underwriting Affiliate. The Board will review these purchases periodically, but no less

frequently than annually, to determine whether the purchases were influenced by the

investment by the Fund of Funds in the Fund. The Board will consider, among other things:

(i) whether the purchases were consistent with the investment objectives and policies of the

Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an

Affiliated Underwriting compares to the performance of comparable securities purchased

during a comparable period of time in underwritings other than Affiliated Underwritings or

to a benchmark such as a comparable market index; and (iii) whether the amount of securities

purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the

amount purchased directly from an Underwriting Affiliate have changed significantly from

prior years. The Board will take any appropriate actions based on its review, including, if

appropriate, the institution of procedures designed to ensure that purchases of securities in

Affiliated Underwritings are in the best interest of the owners of beneficial interests in Shares

of the Fund.

       8.   Each Fund (or its respective Master Fund) will maintain and preserve

permanently in an easily accessible place a written copy of the procedures described in the

preceding condition, and any modifications to such procedures, and will maintain and

preserve for a period of not less than six years from the end of the fiscal year in which any

purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible

place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section

12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity

of the underwriting syndicate's members, the terms of the purchase, and the information or

materials upon which the Board's determinations were made.

9. Before investing in the Shares of a Fund in excess of the limits in section

12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund

stating that their respective boards of directors or trustees and their investment advisers, or

trustee and Sponsor, as applicable, understand the terms and conditions of the requested

order, and agree to fulfill their responsibilities under the requested order. At the time of its

investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), a Fund of

Funds will notify the Fund of the investment. At such time, the Fund of Funds will also

transmit to the Fund a list of the names of each Fund of Funds' Affiliate and Underwriting

Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as

reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain

and preserve a copy of the order, the FOF Participation Agreement, and the list with any

updated information for the duration of the investment and for a period of not less than six

years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under section 15 of the Act, the Board

of each Investing Management Company including a majority of the Independent Board

Members, will find that the advisory fees charged under such contract are based on services

provided that will be in addition to, rather than duplicative of, the services provided under the

advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing

Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary